Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Earnings:
Income (loss) from continuing operations before income taxes	$56.7	$13.9	$86.6	$38.3
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.5)	(0.3)	0.2	0.1
Fixed charges	19.5	28.9	114.4	87.0
Earnings (loss)	$75.7	$42.5	$201.2	$125.4
Fixed charges:
Interest expense, including debt discount amortization	14.5	24.0	$48.7	$71.5
Amortization/writeoff of debt issuance costs	1.7	1.4	55.9	4.5
Portion of rental expense representative of interest factor (assumed to be 33%)	3.3	3.5	9.8	11.0
Fixed charges	$19.5	$28.9	$114.4	$87.0
Ratio of earnings to fixed charges	3.9	1.5	1.8	1.4
Amount of earnings deficiency for coverage of fixed charges	$—	$—	$—	$—